

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2024

Roger James Hamilton
Chief Executive Officer
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950

> **Re: Genius Group Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 24, 2024**
> **File No. 333-279795**

Dear Roger James Hamilton:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1

Summary Combined Unaudited Pro Forma Financial Data and Audited Consolidated Financial Data, page S-11

1.   We note from your revised disclosures on page S-11 to your July 10, 2024 Form F-1/A, as part of the FatBrain acquisition, you assumed approximately $15.0 million in additional liabilities. Please revise pro forma adjustment 4b to disclose the terms of the loan payable. Also, revise to include an adjustment to your pro forma profit and loss statements to reflect the additional interest expense related to such loan.

FatBrain AI Financials, page S-12

2.   We note the revised disclosures provided in response to comment 2 of your July 10, 2024 letter. Please explain, <u>in detail</u>, LZG's role in the FatBrain acquisition. Provide the details of any transactions between and among, LZG, Genius Group and Prime Source Group,

including the date of each transaction. In addition, according to Exhibit 2.22, it appears that Genius Group acquired the assets of LZG and the exhibit refers to financial statements of both LZG and each of the five subsidiaries of Primesource. Please explain further how you determined the financial statements of LZG were not required as part of this transaction and the specific guidance your relied upon.

<u>Exhibits</u>

3.   Tell us why you have provided the financial statements included in Exhibit 21.C. To the extent you believe these financial statements are required, revise to include a consent from Moore Kazakhstan as to the inclusion of their opinion related to such financial statements. Alternatively, revise to remove this exhibit.

Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jolie Kahn